SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6 – K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004

NEXUS TELOCATION SYSTEMS LTD.

1 Korazin Street
Givatayim, 53583
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

For Immediate Release

Nexus Telocation Systems Ltd. Reports a Correction to Its Unaudited
Financial Statements for the Six Month Period ending June 30, 2004.

Givatayim, Israel, September 23, 2004. Nexus Telocation Systems Ltd. (OTC Bulletin Board: NXUS), a leading provider of Stolen Vehicle Retrieval services, reported today the correction to its consolidated financial results for the first six months of 2004.

As a result of the completion of an agreement at the end of June 2004, pursuant to which Nexus increased its holding in Pointer (Eden Telecom Group) Ltd., its operator in Israel, to 100% through the issuance of ordinary shares and warrants of Nexus, the company has applied the equity accounting method to its initial investment in Pointer in its interim consolidated balance sheets, and retroactively adjusted its initial investment in Pointer and the retained earnings to reflect its investment in Pointer for all prior periods in accordance with APB 18. The retroactive application of APB 18 has no implications on the Company’s interim consolidated statements of operation for the reported periods.

Nexus Telocation Systems Ltd. develops, manufactures and markets low energy and cost effective wireless communications and location based information systems through the application of digital spread spectrum technologies deployed in Stolen Vehicle Retrieval applications.

This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Nexus and its affiliates. These forward-looking statements are based on the current expectations of the management of Nexus, only, and are subject to risk and uncertainties relating to changes in technology and market requirements, the company’s concentration on one industry in limited territories, decline in demand for the company’s products and those of its affiliates, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Nexus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission.

Contact:
Ronen Stein, V.P. and Chief Financial Officer
Tel.; 972-3-572 3111
e-mail: ronens@nexus.co.il

2

NEXUS TELOCATION SYSTEMS LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2004

IN U.S. DOLLARS

UNAUDITED

INDEX

Page
Interim Consolidated Balance Sheets	2 - 3
Interim Consolidated Statements of Operations	4
Statements of Changes in Shareholders' Equity (Deficiency)	5
Interim Consolidated Statements of Cash Flows	6 - 8
Notes to Interim Consolidated Statements	9 - 11

3

INTERIM CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30, 2004	December 31, 2003
	Unaudited

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$662	$708
Short-term bank deposits	11	11
Trade receivables (net of allowance for doubtful accounts of $ 219 and $ 0
at June 30, 2004 and December 31, 2003, respectively)	3,083	1,417
Other accounts receivable and prepaid expenses	814	641
Inventories	2,160	957

Total current assets	6,730	3,734

LONG-TERM INVESTMENTS:
Other long-term accounts receivable	166	75
Severance pay fund	676	502
Investment in investee	-	- (*

	842	577

PROPERTY AND EQUIPMENT, NET	2,530	1,772

INTANGIBLE ASSETS, NET	16,222	143

Total assets	$26,324	$6,226

*) Restated see note 2

The accompanying notes are an integral part of the interim consolidated financial statements.

INTERIM CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share data)

	June 30, 2004	December 31, 2003
	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term bank credit	$6,574	$1,204
Trade payables	2,030	871
Other accounts payable and accrued expenses	2,848	1,806

Total current liabilities	11,452	3,881

LONG-TERM LIABILITIES:
Long-term loan	4,890	3,000
Accrued severance pay	1,120	691

	6,010	3,691

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.03 par value:
Authorized - 400,000,000 and 200,000,000 shares at June 30, 2004 and
December 31, 2003, respectively; Issued and outstanding - 169,831,940 and 114,529,974 shares at June 30, 2004 and December 31, 2003,
respectively	1,142	773
Additional paid-in capital	94,131	83,239
Deferred stock compensation	(354)	(566)
Cumulative foreign currency translation adjustments	(806)	(840)
Accumulated deficit	(85,251)	(83,952)(*

Total shareholders' equity (deficiency)	8,862	(1,346)

	26,324	$6,226

*)Restated see note 2

The accompanying notes are an integral part of the interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
U.S.dollars in thousands (except share and per share data)

	Six months ended June 30,		Year ended December 31,
	2004	2003	2003
	Unaudited

Revenues:
Sales	$1,475	$1,357	$2,774
Services	936	1,263	2,376

Total revenues	2,411	2,620	5,150

Cost of revenues:
Sales	1,071	880	2,099
Services	975	869	2,075

Total cost of revenues	2,046	1,749	4,174

Gross profit	365	871	976

Operating expenses:
Research and development, net	254	343	664
Selling and marketing	269	358	621
General and administrative	741	656	1,410
Amortization of deferred stock compensation (*)	228	-	400

Total operating expenses	1,492	1,357	3,095

Operating loss	1,127	486	2,119
Financial expenses, net	172	1,316	1,105
Other expenses	-	-	32

Loss from continuing operations	(1,299)	(1,802)	(3,256)
Gain from disposal of discontinued operations	-	8,524	8,524

Net income (loss)	$(1,299)	$6,722	$5,268

Basic and diluted loss per share from continuing operations
(in U.S. $)	$0.01	$0.02	$0.04
Basic and diluted income per share from discontinued operations
(in U.S. $)	-	0.11	0.10

Total basic and diluted income (loss) per share (in U.S. $)	$(0.01)	$0.09	$0.06

Weighted average number of shares outstanding (in thousands)	120,799	74,928	85,567

*)Stock-based compensation relates to the following:

Research and development	$-		$125
General and administrative	228		275

Total	$228		$400

The accompanying notes are an integral part of the interim consolidated financial statements.

INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY)
U.S. dollars in thousands

	Share capital	Additional paid-in capital	Deferred stock compensation	Cumulative foreign currency translation adjustments	Accumulated deficit		Total shareholders' equity (deficiency)

Balance as of January 1,2003	$94	$77,373	$-	$(892)	$(89,220	)(*	$(12,645)
Issuance of shares, net	570	3,172	-	-	-		3,742
Conversion of convertible debenture	109	614	-	-	-		723
Deferred stock compensation	-	966	(966)	-	-		-
Amortization of deferred stock
compensation	-	-	400	-	-		400
Induced conversion of convertible
debenture	-	1,011	-	-	-		1,011
Issuance of warrants to bank	-	103	-	-	-		103
Foreign currency translation
adjustments	-	-	-	52	-		52
Net income	-	-	-	-	5,268		5,268

Balance as of December 31, 2003	773	83,239	(566)	(840)	(83,952	)(*	(1,346)
Issuance of shares derived from
acquisition of a subsidiary, net	286	6,988	-	-	-		7,274
Deferred stock compensation	-	16	(16)	-	-		-
Amortization of deferred stock
compensation	-	-	228	-	-		228
Issuance of options and warrants
derived from acquisition of a
subsidiary	-	3,828	-	-	-		3,828
Exercise of warrants	83	60	-	-	-		143
Foreign currency translation
adjustments	-	-	-	34	-		34
Net loss	-	-	-	-	(1,299)		(1,299)

Balance as of June 30, 2004
(unaudited)	$1,142	$94,131	$(354)	$(806)	$(85,251)		$8,862

*) Restated see note 2

The accompanying notes are an integral part of the interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Six months ended June 30,		Year ended December 31,
	2004	2003	2003
	Unaudited

Cash flows from operating activities:
Net Income (loss)	$(1,299)	$6,722	$5,268
Adjustments to reconcile income (loss) to net cash used in
operating activities:
Gain from discontinued operations	-	(8,524)	(8,524)
Depreciation and amortization	605	470	1,171
Interest on convertible debenture	-	3	3
Accrued severance pay, net	(21)	(139)	(146)
Write-off of inventories	-	-	111
Loss from sale of property and equipment	-	-	21
Decrease (increase) in trade receivables	292	(474)	(265)
Decrease in other accounts receivable and prepaid expenses	100	176	111
Increase in long-term accounts receivable	(16)	-	(26)
Decrease (increase) in inventories	(98)	425	196
Increase (decrease) in trade payables	107	(883)	(1,145)
Decrease in other accounts payable and accrued expenses	(256)	(137)	(261)
Erosion of long-term loan and capital note investment in
investees	-	(11)	(57)
Amortization of deferred stock compensation in respect of
options and warrants	228	-	400
Induced conversion of convertible debenture	-	1,011	1,011

Net cash used in operating activities	(358)	(1,361)	(2,132)

Cash flows from investing activities:
Purchase of property and equipment	(227)	(811)	(1,099)
Proceed from short-term bank deposits	-	34	62
Acquisition of subsidiary consolidated for the first time, net
of cash acquired (a)	10

Net cash used in investing activities	(217)	(777)	(1,037)

The accompanying notes are an integral part of the interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Six months ended June 30,		Year ended December 31,
	2004	2003	2003
	Unaudited

Cash flows from financing activities:
Cash received on behalf of third parties	250	-	-
Proceeds from issuance of shares, net	143	2,509	3,742
Repayment of convertible debenture	-	(300)	(300)
Short-term bank credit, net	88	303	356

Net cash provided by financing activities	481	2,512	3,798

Effect of exchange rate on cash and cash equivalents	48	-	8

Increase (decrease) in cash and cash equivalents	(46)	374	637
Cash and cash equivalents at the beginning of the period	708	71	71

Cash and cash equivalents at the end of the period	$662	$445	$708

Supplementary disclosure of cash flow transaction:
Cash paid during the period for interest	$100	$93	$229

The accompanying notes are an integral part of the interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Six months ended June 30,		Year ended December 31,
	2004	2003	2003
	Unaudited

a. Acquisition of Pointer (Eden Telecom Group Ltd.)
Fair value of assets acquired and liabilities assumed at
date of acquisition:
Trade receivables	$(2,538)	$-	$-
Accounts receivable	(269)	-	-
Inventories	(1,105)	-	-
Other long-term accounts receivable	(224)	-	-
Property and equipment	(1,117)	-	-
Customer base	(3,077)	-	-
Brand name	(963)	-	-
Goodwill	(12,072)	-	-
Short term bank credit	5,282	-	-
Trade payable	1,300	-	-
Other accounts payable	1,374	-	-
Long-term loan	1,890	-	-
Accrued severance pay, net	276	-	-
Issuance of shares	7,425	-	-
Issuance of options and warrants	3,828	-	-

		-	-
	$10	$-	$-

b. Non-cash investing and financing activities:
Conversion of convertible debenture	$-	$723	$723

Deferred stock compensation	$16	$-	$966

Issuance of warrants to bank	$-	$-	$103

Cashless exercise of warrants	$62	$-	$-

The accompanying notes are an integral part of the interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED STATEMENTS
U.S. dollars in thousands

NOTE 1:- GENERAL

a.	Nexus Telocation Systems Ltd. (“the Company”) was incorporated in Israel and commenced operations in July 1991. The Company is engaged in the development, production and marketing of low energy and cost effective wireless communications and location based information systems through the application of digital spread spectrum technologies, deployed in Stolen Vehicle Retrieval Applications. The Company shares are traded on the OTC Bulletin Board.

b.	On April 25, 2004, the Company signed a definitive agreement with the shareholders (the “Sellers”) of Pointer pursuant to which it purchased all of the outstanding and issued share capital of Pointer not already held by the Company (which together with the Company’s 14% prior holding in Pointer (which was accounted for under the equity method from date of acquisition) constitutes 100% of the issued share capital of Pointer) in exchange for shares and warrants of the Company in an amount equal to approximately 26% of the issued share capital of the Company on a fully diluted basis, post transaction. The warrants are exercisable at an exercise price of $ 0.044 per share and are exercisable during the period which is the earlier of (i) April 6, 2006; or (ii) a merger or consolidation of the Company into any other corporation or corporations where the Company is not the surviving entity, or the sale of substantially all of the assets of the Company, in which the shareholders of the Company hold less than thirty-three percent (33%) of the outstanding voting power of the successor or surviving corporation immediately following such consolidation, merger, sale of assets or reorganization.

The Sellers that provided loans to Pointer in the past, assigned these loans to the Company in consideration for shares of the Company with a value equal to the amount of the loans, calculated at a price per share of $0.50. The Company also undertook to indemnify the Sellers that provided Pointer with guarantees to Pointer’s banks in the event of the banks exercising such guarantees, in consideration for the Company’s shares with a value equal to the amount of the guarantees, calculated at a price per Share of $0.50, to be paid by such Seller to the Company (the “Guarantee Shares”). In order to secure such indemnification undertaking the Company will issue to such Sellers options to purchase, for no consideration, the equivalent number of Guarantee Shares, in the event the Company does not meet its indemnification obligations.

In addition, pursuant to the agreement, a number of options in Pointer, held by its employees, were converted into options to purchase the ordinary shares of the Company, constituting an aggregate of 2.7% of the Company’s share capital on a fully diluted basis.

c.	During the interim period, 13,316,364 warrants were exercised into ordinary shares of the Company of NIS 0.03 par value each. 10,191,818 warrants were exercised by a cashless exercise into 9,118,833 Ordinary shares, and another 3,267,728 warrants were exercised into ordinary shares, for a consideration of $ 143.

d.	On June 1, 2004, the board of directors resolved to issue to the Company’s shareholders options to purchase approximately 2.2 million of the Company’s ordinary shares, pursuant to the 2003 Employee Share Option Plan, at an exercise price of 13.3 cents. ($0.133) per share. 44% of the options granted to each employee shall vest on December 31, 2004. An additional 7% of the options granted to each employee shall vest at the end of each of eight consecutive quarters, ending December 31, 2006. The options are subject to the terms of the 2003 Employee Share Option Plan.

NOTES TO INTERIM CONSOLIDATED STATEMENTS
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the annual consolidated financial statements of the Company as of December 31, 2003, are applied consistently in these consolidated financial statements. However, in accordance with APB 18 the company retroactively adopted the equity method of accounting for its initial investment in Pointer (14%), on the acquisition of its controlling interest in Pointer. The effect of Pointers’ prior period losses has been accounted for as reduction of shareholders equity in the balance sheet as of December 31, 2003, as it is a non-recurring transaction directly attributable to the acquisition of the controlling interest Pointer.

NOTE 3:- SUBSEQUENT EVENTS

a.	On July 20, 2004 the Company’s board of directors approved in principal the purchase, either directly by the Company or through one of its subsidiaries, of the activities and assets of Shagrir Towing Services Ltd. and Shagrir (1985) Ltd., in consideration for approximately $44 million Shagrir will loan approximately $10 million of the purchase price. Shagrir is one of the leading companies in Israel in the field of automobile repair services and towing services. Shagrir has approximately 730,000 subscribers throughout Israel and its fleet of vehicles includes approximately 130 service cars, mobile garages and towing vehicles.

The Company is currently negotiating with financial institutions and strategic investors in order to raise the required funds for the purchase of Shagrir’s activities and assets. The completion of the transaction is subject to the reaching of definitive agreements; the completion of due diligence review to the Company’s satisfaction; obtaining financing for the transaction; receipt of regulatory approvals; and the reaching of service agreements with insurance companies.

b.	In September 2004, a group of investors lead by Gandyr Investments (2004) Ltd., controlled by Dr. Israel Yovel and Mrs. Judith Yovel Recanati, entered into a term sheet with the Company for the purchase of up to 49.9% of the shares of Pointer, based on a valuation of Pointer similar to that upon which the Company completed its purchase of Pointer in June 2004. The completion of the investment is subject to the completion of the acquisition of Shagrir as well as the completion of a due diligence review satisfactory to the investors, the execution of a definitive agreement and obtaining all regulatory approvals required.

c.	Subsequent to the date of this report 860,000 warrants were exercised by a cashless exercise into 618,576 ordinary shares.

NOTES TO INTERIM CONSOLIDATED STATEMENTS
U.S. dollars in thousands

d.	On November 26, 2002, we filed a claim with the Tel-Aviv Magistrate’s Court for a permanent injunction against Bank Hapoalim B.M and the China National Electronics Import Export Beijing Company, or CEIEC. In the claim we requested that the court injunct Bank Hapoalim from paying CEIEC any sums pursuant to a guarantee in the amount of $300,000 in favor of CEIEC provided to it in the framework of a previous transaction, and to injunct CEIEC from requesting Bank Hapoalim to pay it any sums pursuant to the guarantee. We requested the injunction as a result of unlawful requests made by CEIEC that Bank Hapoalim pay it the guarantee. Following a hearing in which CEIEC did not attend, on December 31, 2002, the Tel-Aviv Magistrates Court ruled in our favor permanently injuncting Bank Hapoalim from paying any funds to CEIEC pursuant to the guarantee and injuncting CEIEC from requesting Bank Hapoalim to pay it any funds pursuant to the guarantee. We understand that sometime in 2003 CEIEC commenced proceedings in China in which we are not a party for payment of the guarantee plus interest at a rate of 0.5% commencing March 2002, and has since received interim judgments in the matter, the exact nature of which is not currently clear to us. In August 2004, Bank Hapoalim informed us, that it may pay CEIEC the guaranteed sum plus interest, and in such an event will request that we indemnify it for the amount paid. In light of the permanent injunction ordered in our favor in 2002, we expect to reject any requests by Bank Hapoalim for indemnification.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEXUS TELOCATION SYSTEMS LTD. BY: /S/ Arik Avni —————————————— Arik Avni CEO

Date: September 27, 2004